UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2019
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant’s name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant’s press release dated December 19, 2019.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Adi Pinchas Confino
Name:	Adi Pinchas Confino
Title:	Corporate Secretary

Date: December 19, 2019

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 19, 2019

Exhibit 1

Elbit Systems Receives $33 Million Payment
in Settlement of Patent Infringement Litigation

Haifa, Israel, December 19, 2019 – Elbit Systems Ltd. (NASDAQ:ESLT and TASE:ESLT) (“Elbit Systems”) announced today, further to its announcement of June 26, 2019, that it has received payment in the amount of $33 million as full and final settlement under a settlement agreement with Hughes Network Systems, LLC, of litigation in the U.S. Federal Courts for infringement of an Elbit Systems’ patent relating to high-speed satellite communications.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land, and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Youtube Channel.

Contacts:
David Vaaknin VP, Head of Corporate Communications Tel: 972-77-2946691 Cell: 972-52-8000403 david.vaaknin@elbitsystems.com	Dana Tal-Noyman Manager International Corporate Communications Tel: 972-77-2948809 Cell: 972-54-9998809 dana.tal@elbitsystems.com